Asiarim Corporation Suite 1601, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: (852) 9500-7299 Fax: (702) 948-5779
April 29, 2011
Mr. Larry Spirgel, Assistant Director Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549
RE:	Asiarim Corporation Form 10-K for the Fiscal Year Ended September 30, 2009 Filed January 24, 2011, as amended Form 10-Q for the quarterly period ended December 31, 2010 File No.: 333-147187
Dear Mr. Spirgel,

We hereby would like to request for a further 14 business days extension for the submission of our replies to the comments in your letter, dated April 6, 2011, on or before May 13, 2011.

Should you have any question, please do not hesitate to contact me at +852 9100-7972 (a Hong Kong telephone number).

Your faithfully,
For and on behalf of
Asiarim Corporation

/s/ Te Hwai HO
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Te Hwai HO
Director and Company Secretary

c.c.	Kenya Gumbs, Staff acountant Carlos Pacho